Exhibit 4.9

AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is made at New York, NY, as of January 1, 2002, by and between Euro RSCG Worldwide, Inc. (“Corporation”), a Delaware corporation having its principal place of business in New York, NY, and Alain de Pouzilhac (“Executive”), an individual and resident of Paris, France. Throughout this Agreement, references to the Corporation shall mean the Corporation, itself, or any of its affiliated entities, as the context may require.

WHEREAS, Corporation is engaged through its affiliates in providing advertising, and other communications services; and

WHEREAS, Executive possesses valuable skills, knowledge, abilities and experience in connection with the operation and management of these businesses; and

WHEREAS Executive has been employed as Chief Executive Officer (“CEO”) of Corporation and Corporation desires to continue to so employ Executive; and

WHEREAS over the past several years Corporation, through certain of its affiliates, has been engaged in the substantial expansion of its business in the United States and the rest of North America; and

WHEREAS Executive has been intimately involved in Corporation’s and such affiliates operations and expansion efforts in the United States and the rest of North America, and has spent time working in North America on behalf of Corporation and such affiliates; and

WHEREAS, in order to encourage Executive to continue to travel to North America as needed and to continue to contribute to the development of Corporation’s and such affiliates’ North American business, Corporation wishes to amend and restate Executive’s existing Employment Agreement, dated July 1, 1996, and provide the Executive with additional salary and severance benefits in exchange for additional non-competition and non-solicitation obligations on Executive;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, it is agreed by and between Corporation and Executive as follows:

1.        Employment. Corporation hereby agrees to continue the employment of Executive, and Executive hereby agrees to continue to serve Corporation upon the terms and conditions set forth in this Agreement.

2.        Term. Subject to the provisions of Paragraphs 6 and 7, below, regarding termination of this Agreement, the term of this Agreement shall be for one (1) twelve-month (12-month) period, commencing on January 1, 2002 and ending on January 1, 2003. The term of Agreement shall renew at the option of Corporation for successive one-year (1-year) periods unless either party notifies the other party, not later than ninety (90) days prior to the expiration of the initial or any renewal term, that such party does not desire to have the Agreement renewed. In the event of such notice, this Agreement shall terminate as of the last day of the then-current term.

3.        Duties. As CEO of Corporation, Executive shall perform the following duties:

(a)       Assume the responsibilities of the CEO for the overall management of Corporation’s North American activities;

(b)       Actively participate in and approve the development strategy of Corporation’s advertising and communications services business in the North American market, focusing on both new services and new client development;

(c)       Ensure coordination among Corporation and its affiliated agencies, concentrating on the identification and maximization of synergies between or among them;

(d)       Participate in and give final approval of recruitment of all top-level employees; and,

(e)       Participate in developing and approving investment plans for Corporation.

Executive agrees to devote his best efforts to the performance of his duties as CEO of Corporation. It is understood that Executive will not be present full-time on the premises of Corporation. Specifically, Executive shall not be required to spend more than 75 days per calendar year in the U.S. rendering services for Corporation.

4.        Compensation.

(a)       Base Salary. Subject to adjustment as hereinafter provided, in consideration of the services to be rendered by Executive under this Agreement, Corporation shall pay to Executive an annual base salary of Six Hundred Thousand Dollars ($600,000) per year (“Annual Base Salary”). Such Annual Base Salary shall be paid to the Employee in accordance with Corporation’s normal salary payment schedule, as determined from time to time by the Corporation’s board of directors. The amount of Annual Base Salary payable to Executive shall be subject to required withholding for income taxes, Social Security contributions, Federal Unemployment Tax, and similar required withholding of contributions and taxes.

(b)       Discretionary Bonuses. During the term of this Agreement, Executive shall be entitled to such bonuses as may be authorized, declared, and paid by the Board in its sole discretion.

5.        Reimbursement for Expenses. Corporation agrees to reimburse Executive for reasonable expenses. Such reimbursement shall be made by Corporation in accordance with its normal invoice-processing procedures upon submission by Executive of properly completed expense claims for said expenses.

6.        Termination by Corporation.

(a)       Termination for Cause. Executive’s employment and this Agreement may be terminated by Corporation for Cause at any time. For purposes hereof, the term “Cause” shall mean: (i) Executive’s conviction of a felony; (ii) a material breach of this Agreement by Executive, including, but not limited to, Executive’s breach of the provisions of paragraphs 12 and 13, below and/or Executive’s gross neglect of his duties hereunder; or (iii) Executive’s addiction to alcohol or to a drug not prescribed by a physician. In the event that Executive’s employment and this Agreement are terminated pursuant to this Section 6(a), neither party shall have any further rights or obligations hereunder, provided however, Executive shall continue to comply with the provisions of paragraphs 12 and 13 below for the time periods specified therein and Executive shall be entitled to such portion of any unpaid compensation earned by him under this Agreement up to and including the effective date of termination.

(b)       Termination Without Cause. Executive’s employment with Corporation, but not this Agreement, may be terminated by Corporation without cause at any time. In the event of termination of Executive’s employment without cause, this Agreement, and the rights and obligation of the parties (other than Executive’s obligation to provide services) shall remain in full force and effect for the balance of the then-current term.

(c)       Termination Due to Permanent Disability. Corporation may terminate Executive’s employment due to Executive’s permanent disability, upon notice to Executive. For purposes of this Agreement, Executive shall be deemed to have a “permanent disability” in either of the following circumstances:

1.         If Executive is unable, for a continuous period of more than six (6) months, to perform substantially all of his duties hereunder due to sickness or injury (an “Illness”), then Corporation may, upon written notice delivered to Executive, require Executive to obtain from the physician treating him for the Illness, or Executive may obtain and deliver to Corporation from such physician, an opinion as to whether the Illness is likely to continue to prevent Executive from performing substantially all of his duties hereunder for an additional six (6)-month period or longer. If such opinion is affirmative, then Executive shall be deemed to have a permanent disability.

2.         If Executive is unable, for a continuous period of more than twelve (12) months, to perform substantially all of his duties hereunder due to an Illness, then Executive shall be deemed to have a permanent disability.

7.        Termination by Executive. Executive’s employment may be terminated by Executive for Good Reason. For purposes of this Agreement, “Good Reason” shall mean:

(a)       the assignment to Executive of any duties materially and adversely inconsistent in any respect with Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3 of this Agreement, or any other action by Corporation which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Corporation promptly after receipt of notice thereof given by Executive;

(b)       any failure by Corporation to comply with any of the provisions of Section 4 of this Agreement, other than an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by Corporation promptly after receipt of notice thereof given by Executive;

(c)       the removal, or failure to reappoint, Executive as Chief Executive Officer of Havas Advertising (“Havas France”) or its successor as the ultimate parent entity of Corporation, unless such removal or failure is for Cause (as defined above);

(d)       any termination of Executive’s employment, as determined in Executive’s sole discretion, within two (2) years after the date of a “Change of Control” (as defined below) of Havas France;

(e)       any failure of Corporation to comply with and satisfy Section 17(c) of this Agreement; or

(f)       Executive’s permanent disability (as defined in Section 6(c), above).

8.        Change of Control. For purposes of this Agreement, “Change of Control” shall mean the occurrence of one of the following events (with references to “Havas” in the following paragraphs being deemed to refer to Havas France or the Surviving Corporation of a Business Transaction (as such terms are defined in paragraph (c) below), and references to the “Board” meaning the board of directors of Havas, unless otherwise specified):

(a)       individuals who, on the date hereof, constitute the Board of Havas France (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement or similar solicitation document of Havas in which such person is named as a nominee for director, without objection to such nomination) shall be an Incumbent Director; provided further that no individual initially elected or nominated as a director of Havas as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director;

(b)       any “person” (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes, after the date hereof, a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Havas representing 30% or more of the combined voting power of Havas’ then outstanding securities eligible to vote for the election of the Board; provided that an event described in this paragraph (b) shall not be deemed to be a Change of Control solely by reason of any of following becoming such a beneficial owner: (i) Havas or any majority-owned subsidiary of Havas, (ii) any broad-based employee benefit plan sponsored or maintained by Havas or any majority-owned subsidiary of Havas, (iii) any underwriter temporarily holding securities pursuant to an offering of such securities, (iv) any person pursuant to a Non-Qualifying Transaction (as defined in paragraph (c) below), or (v) Executive or any group of persons including Executive (or any entity controlled by Executive or any group of persons including Executive);

(c)       the consummation of a merger, consolidation, share exchange or similar form of transaction involving Havas, or the sale of all or substantially all of Havas’ assets (a “Business Transaction”), unless immediately following such Business Transaction (i) more than 50% of the total voting power of the entity resulting from such Business Transaction or the entity acquiring Havas’ assets in such Business Transaction (the “Surviving Corporation”) is beneficially owned, directly or indirectly, by Havas’ shareholders immediately prior to any such Business Transaction, and (ii) no person (other than the persons set forth in clauses (i), (ii), (iii), or (v) of paragraph (b) above or any broad-based employee benefit plan of the Surviving Corporation or its subsidiaries) beneficially owns, directly or indirectly, 30% or more of the total voting power of the Surviving Corporation (a Business Transaction satisfying the requirements of clauses (i) and (ii) of this paragraph (c) being referred to as a “Non-Qualifying Transaction”);

(d)       Board approval of a liquidation or dissolution of Havas, unless the voting common equity interests of an ongoing entity (other than a liquidating trust) are beneficially owned, directly or indirectly, by Havas’ shareholders in substantially the same proportions as such shareholders owned Havas’ outstanding voting common equity interests immediately prior to such liquidation; or

(e)       any person (other than the persons set forth in clauses (i), (ii), (iii), (iv) or (v) of paragraph (b) above or one or more trusts established by Havas France for the benefit of employees of Havas France or its subsidiaries) obtains control of Havas France within the meaning of Article L. 233-3 of the French Commercial Code and did not control Havas France as of the date hereof.

9.        Severance Payment. If, during the effective period of this Agreement, Corporation shall terminate Executive’s employment (including by sending a notice of non-renewal pursuant to Section 2 hereof) other than for Cause, Executive shall terminate his employment (including by sending a notice of non-renewal pursuant to Section 2 hereof) for Good Reason, or Executive’s employment terminates due to Executive’s death, Corporation shall pay to Executive in a lump sum in cash within 30 days after the date of termination the aggregate of the following amounts:

(a)       the sum of (i) Executive’s Annual Base Salary through the date of termination to the extent not theretofore paid, (ii) the product of (A) the higher of (1) Executive’s highest bonus under Corporation’s bonus plan, or any comparable bonus under any predecessor or successor plan, for the last three full fiscal years prior to a Change of Control (annualized in the event that Executive was not employed by Corporation for the whole of such fiscal year) and (2) the bonus paid or payable, including any bonus or portion thereof which has been earned but deferred (and annualized for any fiscal year consisting of less than twelve full months or during which Executive was employed for less than twelve full months), for the most recently completed fiscal year during the employment period, if any (such higher amount being referred to as the “Highest Annual Bonus”) and (B) a fraction, the numerator of which is the number of days of the current fiscal year through the date of termination, and the denominator of which is 365, and (iii) any compensation previously deferred by Executive (together with any accrued interest or earnings thereon) and any accrued vacation pay, in each case to the extent not theretofore paid, and

(b)       the amount equal to the product of (i) three and (ii) the sum of (A) Executive’s Annual Base Salary and (B) the Highest Annual Bonus.

10.      Full Settlement. Corporation’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which Corporation may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment. Corporation agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses which Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by Corporation, Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by Executive about the amount of payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

11.      Certain Other Payments by Corporation.

(a)       Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by Corporation to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 11) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. Notwithstanding the foregoing provisions of this Section 11(a), if it shall be determined that Executive is entitled to a Gross-Up Payment, but that Executive, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $50,000 (taking into account both income taxes and any Excise Tax) as compared to the net after-tax proceeds to Executive resulting from an elimination of the Gross-Up Payment and a reduction of the Payments, in the aggregate, to an amount (the “Reduced Amount”) such that the receipt of Payments would not give rise to any Excise Tax, then no Gross-Up Payment shall be made to Executive and the Payments, in the aggregate, shall be reduced to the Reduced Amount.

(b)       Subject to the provisions of Section 11(c), all determinations required to be made under this Section 11, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Ernst & Young LLP or such other certified public accounting firm as may be designated by Executive (the “Accounting Firm”), which shall provide detailed supporting calculations both to Corporation and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by Corporation. In the event of a Change of Control, if the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Executive shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by Corporation. Any Gross-Up Payment, as determined pursuant to this Section 11, shall be paid by Corporation to Executive within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon Corporation and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Corporation should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that Corporation exhausts its remedies pursuant to Section 11(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Corporation to or for the benefit of Executive.

(c)       Executive shall notify the Corporation in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Corporation of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise Corporation of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to Corporation (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Corporation notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

(i)       give Corporation any information reasonably requested by Corporation relating to such claim,

(ii)      take such action in connection with contesting such claim as Corporation shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Corporation,

(iii)     cooperate with Corporation in good faith in order effectively to contest such claim, and

(iv)     permit Corporation to participate in any proceedings relating to such claim; provided,

however, that Corporation shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 11(c), Corporation shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Corporation shall determine; provided, however, that if Corporation directs Executive to pay such claim and sue for a refund, Corporation shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Corporation’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d)       If, after the receipt by Executive of an amount advanced by Corporation pursuant to Section 11(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to Corporation’s complying with the requirements of Section 11(c)) promptly pay to Corporation the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by Corporation pursuant to Section 11(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and Corporation does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

12.      Nondisclosure.

(a)       Trade Secrets and Confidential Information. Executive will have access to, and become familiar with, various trade secrets and confidential information of Corporation, including, but not limited to, the documents and information referred to in Section 12(b) below and the “Works” described in Section 12(c) below. Executive acknowledges that such confidential information and trade secrets are owned and shall continue to be owned solely by Corporation. Executive shall treat as confidential and keep secret the affairs of Corporation and shall not at any time during the term of employment or thereafter, without the prior written consent of Corporation, divulge, furnish or make known or accessible to, or use for the benefit of, anyone other than Corporation and its subsidiaries and affiliates any such information.

(b)       Documents. Under no circumstances shall Executive remove from Corporation’s offices any of Corporation’s books, records, computer discs, documents, sales materials, brochures, contracts or customer lists, parts lists, vendor lists, drawings, specifications, computer discs, software, or any copies of such documents, without written permission of Corporation, for any use outside of furtherance of the Corporation’s and its affiliates’ business; nor shall Executive make any copies of such books, records, documents, or customer lists for use outside of furtherance of Corporation’s and its affiliates’ business except as specifically authorized by Corporation or any of its affiliates.

(c)       Works. All Works (as defined below) created by Executive must be reported to Corporation in compliance with applicable law. Executive and Corporation will negotiate a single assignment contract for each Work created by Executive. Corporation shall be the sole owner of all Works and all patents, copyrights and other rights related to Works. Executive acknowledges that all Works are “works(s) made for hire”, as defined under the United States Copyright Act. Executive hereby agrees to assign to Corporation any and all rights that he may have or acquire in all Works. To the extent any of Executive’s rights are not assignable (including, without limitation, moral rights), Executive hereby waives such rights. To the extent applicable law deems such rights to be inalienable, Executive hereby grants Corporation or its representatives the exclusive, perpetual, irrevocable, royalty–free and worldwide right to exploit such rights without any obligation of attribution or further compensation. All Works shall be disclosed promptly and fully to Corporation. “Works” shall mean all items created or made, discoveries, concepts, ideas and fixed expressions thereof, whether or not patentable or registrable under copyright or other statutes, including but not limited to software, source and object code, hardware, technology, products, machines, programs, process developments, formulae, methods, techniques, know-how, data and improvements, which: (i) Executive makes or conceives or reduces to practice or learns alone or jointly with others relative to Corporation’s business; (ii) occur during the period of, as a consequence of, or in connection with Executive’s employment by Corporation; (iii) result from tasks assigned to Executive by Corporation; or (iv) result from use of property, premises or facilities owned, leased or contracted for by Corporation. Executive agrees that if Executive takes any Works from Corporation, Corporation may take all necessary legal action against Executive to protect Corporation’s interest in the Works. Executive agrees that the restrictions in this Section 11 are reasonable and appropriate for the protection of Works and will not keep Executive from earning a livelihood. This Section 12(c) shall not apply to any development which meets all of the following three conditions: (i) Executive does the work entirely without use of Corporation’s facilities, knowledge, property or resources, (ii) Executive does the work entirely on his own time, and (iii) the development does not relate to Corporation’s business, research or planned business or research.

13.      Noncompetition. Executive agrees that:

(a)       For a period of twelve (12) months after his employment has terminated for any reason, with or without Cause, Executive will not, alone or with other persons, directly or indirectly, establish or conduct a business that is competitive with Corporation’s or any of its affiliates’ business in the United States, whatever its form, or take any material financial interest (other than by the ownership of a passive investment interest of not more than 5% in a company with publicly traded equity securities) in or perform work gratuitously for such a business.

(b)       For a period of twelve (12) months after his employment has terminated for any reason, with or without Cause, Executive will not, directly or indirectly, solicit any employees of Corporation or its affiliates in the United States on behalf of himself or any other person, firm or corporation.

(c)       For a period of twelve (12) months after his employment has terminated for any reason, with or without Cause, Executive will not, directly or indirectly, solicit advertising and communications business in the United States from those persons, companies, firms or corporations who are, or were, customers of Corporation or its affiliates in the United States and with whom Executive had contact during the term of this Agreement. Executive agrees not to solicit such accounts on behalf of himself or any other person, firm, or corporation.

Executive has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred upon Corporation under this Section 13, and hereby acknowledges and agrees that the same are reasonable in time and territory, are designed to eliminate competition which otherwise would be unfair to Corporation, do not stifle the inherent skill and experience of Executive, would not operate as a bar to Executive’s sole means of support, are fully required to protect the legitimate interests of Corporation and do not confer a benefit upon the Corporation disproportionate to the detriment of Executive.

14.      Modifications: Equitable Relief; Tolling. Corporation and Executive expressly agree that if any claim is made that any of the covenants set forth in Paragraphs 12 or 13 above is invalid or unenforceable, due to the duration or geographic area thereof, and/or otherwise, the covenant shall not thereby be rendered invalid or unenforceable, but it shall instead be modified to the maximum duration, maximum geographic area, and/or otherwise as a court of competent jurisdiction examining the covenant shall find to be reasonable and legally enforceable. Corporation and Executive acknowledge that a violation of the provisions set forth in Paragraph 12 or 13 above will result in irreparable harm to Corporation, and, accordingly, Corporation and Employee agree that Corporation shall be entitled to injunctive relief to enforce such covenants, as well as damages at law as may be recovered by Corporation.

In the event Executive shall violate any legally enforceable provision of this Agreement as to which there is a specific time period during which Executive is prohibited from taking certain actions or from engaging in certain activities, as set forth in such provision, then, in such event, such violation shall toll the running of such time period from the date of such violation until such violation shall cease.

15.      Governing Law; Forum Selection. This Agreement, and all provisions hereunder, shall be construed in accordance with and governed by the laws of the state of New York. The parties agree that any action brought by either party shall be brought exclusively in a United States federal court or a court of the state of New York, and the parties hereby consent to the jurisdiction of such courts and waive all questions of jurisdiction and venue.

16.      Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the parties hereto concerning the subject matter hereof, and all prior and contemporaneous writings or oral conversations, agreements or discussions concerning the subject matter hereof are superseded hereby. This Agreement may be amended or modified only by a document signed by Corporation and Executive.

17.      Successors.

(a)       This Agreement is personal to Executive and without the prior written consent of Corporation shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b)       This Agreement shall inure to the benefit of and be binding upon Corporation and its successors and assigns.

(c)       Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Corporation to assume expressly and agree to perform this Agreement in the same manner and to the same extent that Corporation would be required to perform it if not such succession had taken place. As used in this Agreement, “Corporation” shall mean Corporation as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

18.      Several Provisions. The provisions of this Agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions and any partially unenforceable provision to the extent enforceable in any jurisdiction shall nevertheless be binding and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed identical duplicate copies of this Amended and Restated Employment Agreement as of the date and year first above written.

Alain de Pouzilhac		Euro RSCG Worldwide, Inc.
/s/ Alain de Pouzilhac	By:	/s/ Bob Schmetterer

President

/s/ David Smail

Witness	Witness